200 East Randolph Drive Chicago, Illinois 60601
Dennis M. Myers, P.C. To Call Writer Directly:	312 861-2000	Facsimile:
312-861-2232 dmyers@kirkland.com	www.kirkland.com	312 861-2200 Dir. Fax: 312-660-0478
September 17, 2007
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street, N.W.
Mail Stop 7010
Washington, DC 20549

Attention:	Nudra Salik John Hartz

Re:	TA Delaware, Inc. (formerly known as Tower Automotive, Inc.) File No. 1-12733 Form 10-K for the year ended December 31, 2006
Dear Ladies and Gentlemen:
          On behalf of TA Delaware, Inc.(formerly known as Tower Automotive, Inc.) (the “Company”), we are writing to respond to the comments raised in your letter to Mr. James A. Mallak, Chief Financial Officer of the Company, dated June 29, 2007. The responses correspond to the captions and numbers of those comments, which are reproduced in their entirety below.
          As you are aware, the Company along with 25 of its United States subsidiaries (collectively, “the Debtors”) each filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (“Bankruptcy Code”) in the United States Bankruptcy Court Southern District of New York (“the “Court”). On July 11, 2007, the Court confirmed the Chapter 11 Reorganization Plan of the Debtors (the “Plan”) and approved the sale of substantially all of the Debtors’ assets to Tower Automotive, LLC, an affiliate of Cerberus Capital Management, L.P. The Plan became effective on July 31, 2007 (the “Effective Date”), and, in connection therewith, the Debtors completed the sale of substantially all of their assets to Tower Automotive, LLC. Upon effectiveness of the Plan, all of the remaining assets of the Debtors were transferred to a Post-Consummation Trust. As a result of the foregoing, the

London	Los Angeles	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission
September 17, 2007

Debtors, including the Company, collectively have no assets and have ceased all operations. The name of the Company was also changed pursuant to the Plan to TA Delaware, Inc.
          On the Effective Date, all of the outstanding common stock, par value $0.01 per share, of the Company was cancelled for no consideration pursuant to the Plan. In addition, all of the Tower Automotive Capital Trust’s 6-3/4% Convertible Trust Preferred Securities (liquidation preference of $50 per share) and the related guarantee by the Company were each cancelled for no consideration pursuant to and upon effectiveness of the Plan. All of the outstanding debt securities issued by any of the Debtors were also canceled pursuant to the Plan, including the 5.75% Convertible Senior Debentures due 2024 issued by the Company and the 12% Senior Notes due 2013 and 9.25% Senior Notes due 2010 issued by R.J. Tower Corporation, a direct wholly owned subsidiary of the Company.
          As a result of the foregoing, the Company intends to file a Form 15 to terminate all of its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as soon as it has filed all reports it was otherwise require to be file under the Exchange Act prior to the Effective Date. In that regard, the Company intends to file its quarterly report on Form 10-Q for the quarterly periods ended March 31, 2007 and June 31, 2007, as soon as possible.
1. Please file your Form 10-Q for the quarter ended March 31, 2007. Refer to General Instruction A to the Form 10-Q.
          As indicated above, the Company intends to file its Form 10-Q for the three months ended March 31, 2007 as soon as all information necessary to complete such report are available to the Company. The delay in preparing the Form 10-Q is principally due to the fact that the Company did not file its Form 10-K for the year ended December 31, 2006 until June 2007 as well as the ongoing sale process the Company was undergoing. Currently, the Company expects that the Form 10-Q for this period will be filed in October 2007.
2. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
          The Company has indicated in its applicable responses what the revisions to its disclosure will look like in future filings.
3. Please revise your MD&A to quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, you state that revenues decreased by $392.8

Securities and Exchange Commission
September 17, 2007

million from 2005 to 2006 primarily due to lower volume, the impact of two frame programs ending, and unfavorable product mix. Please separately disclose the impact of each of these three factors. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04.
          The Company will, to the extent possible, in future filings, quantify the impact of each factor when multiple factors contribute to material fluctuations in discussing its results of operations. For example, the referenced disclosure in the Form 10-K would be revised to read as follows:
Revenues. Revenues decreased by $392.8 million, or 13.4%, during 2006 to $2.5 billion during 2005. The decrease is primarily due to lower volume and unfavorable product mix of $238.1 million as well as the impact of two frame programs ending of $173.8 million during the 2006 period compared to the 2005 period. In addition, steel price recoveries from certain customers decreased by $17.7 million during the 2006 period compared to the 2005 period. These impacts were partially offset by favorable foreign exchange, which increased revenue by $46.2 million during the 2006 period compared to the 2005 period.
4. For each cost type, please expand your disclosure to state when you record the corresponding expense on your income statement. For example, please state if the cost is expensed as incurred or as you accrue the expense pursuant to SFAS 146.
          Please see Exhibit A attached hereto for the revised disclosure. The Company will make such changes in future filings.
5. Given that you record gains or losses on disposal of assets in three different line items on your statements of operations, please disclose the amount recorded for each period presented in each of the three line items.
          Set forth below are the amounts recorded for gains or losses on disposal of assets in each of the three periods presented in statements of operations:

	2006	2005	2004
Chapter 11	$—	$—	$—
Restructuring	$17,020	$2,476	$—
Cost of Goods Sold	$102	$(1,111)	$1,288

Securities and Exchange Commission
September 17, 2007

6. Please provide the disclosures called for by SAB Topic 5:P.4. These should include a quantified discussion of the expected effects on future earnings and cash flows of your restructuring plans as well as the initial period in which you expect these effects to be realized.
          The Company recognizes the disclosures, which are stated in SAB Topic 5:P.4. However, since the Company had been operating in bankruptcy at the time of the filing the future earnings and cash flows of the company were uncertain. Due to this uncertainty the Company believes that by disclosing any future guidance at the time would have been misleading.
7. Please present the effect of exchange rate changes separately in your reconciliation of cash and cash equivalents during the periods. Refer to paragraph 25 of SFAS 95.
SFAS No. 95, paragraph 25 states the following:
A statement of cash flows of an enterprise with foreign currency transactions or foreign operations shall report the reporting currency equivalent of foreign currency cash flows using the exchange rates in effect at the time of the cash flows. An appropriately weighted average exchange rate for the period may be used for translation if the result is substantially the same as if the rates at the dates of the cash flows were used. The statement shall report the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period.
          The Company analyzed the impact of foreign currency on our cash flow statement and decided that the change was eight percent, which was immaterial. See Exhibit B for the quantitative analysis of the cash flow statement impact.
8. Please help us understand why you did not provide the funded status reconciliations and amounts recognized on your balance sheets as of December 31, 2006 for your retirement plans and other post employment plans. Refer to paragraph 5(c) of SFAS 132. Otherwise, please provide the requested disclosures.
          The Company adopted SFAS No. 158 for the year ending December 31, 2006. The Company believes that it has met the disclosure requirements of SFAS No. 158, paragraph 7, which states the following:

Securities and Exchange Commission
September 17, 2007

A business entity that sponsors one or more benefit plans shall disclose the following information in the notes to its annual financial statements, separately for pension plans and other postretirement benefit plans:
a. For each annual statement of income presented, the amounts recognized in other comprehensive income, showing separately the net gain or loss and net prior service cost or credit. Those amounts shall be separated into amounts arising during the period and reclassification adjustments of other comprehensive income as a result of being recognized as components of net periodic benefit cost for the period.
b. For each annual statement of income presented, the net transition asset or obligation recognized as a reclassification adjustment of other comprehensive income as a result of being recognized as a component of net periodic benefit cost for the period.
c. For each annual statement of financial position presented, the amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost, showing separately the net gain or loss, net prior service cost or credit, and net transition asset or obligation.
d. The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the fiscal year that follows the most recent annual statement of financial position presented, showing separately the net gain or loss, net prior service cost or credit, and net transition asset or obligation.
e. The amount and timing of any plan assets expected to be returned to the business entity during the 12-month period, or operating cycle if longer, that follows the most recent annual statement of financial position presented.
9. Considering the size and global scope of your operations, we would appreciate a better understanding about your determination that you have only two operating segments. Please provide us with a comprehensive analysis concerning your determination of operating and reportable segments in accordance with SFAS 131.

Securities and Exchange Commission
September 17, 2007

          Based on the Company’s review of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the following were our considerations of the fact that we report two operating segments:
1.	An operating segment is a component of an enterprise:
a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.
The Company’s President and Chief Executive Officer is the chief operating decision maker for the Company. (S)he makes decisions about resources allocation and judges performance based on two segments: North American Operations and International Operations. The chief operating decision maker as well as the Company’s Board of Directors also review other information. Such information includes a break down of our operations in different ways than disclosed in our Annual Report on Form 10-K. For example, the Board is presented information, which separates Europe, Brazil and Asia, all of which are included in our International segment. However, as discussed above, when resource allocation decisions are made and performance judged; the president and chief executive officer looks at information on a North American Operations and International Operations basis.
2.	Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:
a.	The nature of the products and services

b.	The nature of the production classes

c.	They type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Securities and Exchange Commission
September 17, 2007

The nature of the products and the production processes and distribution cannels used in our International segment are generally similar across the different operations. The customers are consistent throughout the entire company, which consist of primarily Original Equipment Manufacturers (OEM’s). The principle products supplied by each of the international operating segments, including Brazil, are body structures. The table below summarizes the operating statistics of the various operating segments of the Company in our assessment of the aggregation criteria. As shown below, the profitability and reasonably consistent operating margins of the international operating segments, in contrast to the negative operating margins of the North American operations in recent years, support the similarity of the economic characteristic s of the European, Asian and Brazilian operations.

2006
	Response: North
(in 000s)	America	Response: Europe	Response: Asia	Response: Brazil
Revenues	1,487,911	811,354	443,426	118,111
Operating Profit	(80,722)	56,227	14,981	4,591
Operating Margin	-5%	7%	3%	4%

2005
	Response: North
(in 000s)	America	Response: Europe	Response: Asia	Response: Brazil
Revenues	1,994,553	754,394	442,212	95,931
Operating Profit	(49,720)	51,566	3,429	6,344
Operating Margin	-2%	7%	1%	7%

2004
	Response: North
(in 000s)	America	Response: Europe	Response: Asia	Response: Brazil
Revenues	2,081,936	647,362	391,149	61,174
Operating Profit	(9,307)	51,762	25,290	5,106
Operating Margin	0%	8%	6%	8%

Securities and Exchange Commission
September 17, 2007

2003
	Response: North
(in 000s)	America	Response: Europe	Response: Asia	Response: Brazil
Revenues	1,987,645	429,467	359,964	41,687
Operating Profit	18,386	30,787	23,157	3,120
Operating Margin	1%	7%	6%	7%

2002
	Response: North
(in 000s)	America	Response: Europe	Response: Asia	Response: Brazil
Revenues	2,075,028	324,349	323,374	33,518
Operating Profit	77,067	27,820	30,326	2,370
Operating Margin	4%	9%	9%	7%
3.	SFAS No 131, paragraph 18, requires additional disclosure of certain financial measures based upon the quantitative significance of operating segments as outlined below:
a.	Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all reported operating segments.

b.	The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss.

c.	Its assets are 10 percent or more of the combined assets of all operating segments.
The Company considered the individual financial significance of the international operating segments, Europe, Brazil and Asia, noting that the European operating segments does represent greater than 10% of the reported revenues and combined assets of all operating segments. Thus, separate disclosure of these financial measures is required. The information is reflected in the geographic disclosures as addressed below.
Products and Services. SFAS No. 131, paragraph 37, provides the relevant guidance pertaining to products and services, it states:

Securities and Exchange Commission
September 17, 2007

An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the enterprise’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.
The Company has presented a table of revenues by major product type, which illustrates that the five primary product categories (body structures and assemblies, complex body-in-white assemblies, lower vehicle frames and structures, chassis modules and systems, and suspension components) comprising approximately 99% of consolidated revenue. We have established these five main product groupings based on the similarity of the individual products offered within each of the categories.
Geography. SFAS No. 131, paragraph 38, provides the relevant guidance pertaining to geography, it states:
An enterprise shall report the following geographic information unless it is impracticable to do so:
a.	Revenues from external customers (1) attributed to the enterprise’s country of domicile and (2) attributed to all foreign countries in total from which the enterprise derives revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. An enterprise shall disclose the basis for attributing revenues from external customers to individual countries.

b.	Long-lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, deferred policy acquisition costs, and deferred tax assets (1) located in the enterprise’s country of domicile and (2) located in all foreign countries in total in which the enterprise holds assets. If assets in an individual foreign country are material, those assets shall be disclosed separately.
The amounts reported shall be based on the financial information that is used to produce the general-purpose financial statements. If providing the geographic information is impracticable, that fact shall be disclosed. An enterprise may wish to provide, in addition to the information required by this paragraph, subtotals of geographic information about groups of countries.

Securities and Exchange Commission
September 17, 2007

The Company’s footnote disclosure currently illustrates revenues and long-lived assets for four geographic regions: North America (consisting primarily of the United States, the Company’s country of domicile), Europe, Asia and South America. We have concluded that sales of individual countries within these geographic regions do not meet the materiality threshold to warrant further delineation. The narrative accompanying the table illustrating revenues by region provides a brief summary of the basis by which revenues are allocated by region, that being location of production.
Major Customers. SFAS No. 131, paragraph 39 provides the relevant guidance pertaining to major customers, it states:
     An enterprise shall provide information about the extent of its reliance on its major customers. If revenues from transactions with a single external customer amount to 10 percent or more of an enterprise’s revenues, the enterprise shall disclose that fact, the total a mount of revenues from each such customer, and the identity of the segment or segments reporting the revenues. The enterprise need not disclose the identity of a major customer or the amount of revenues that each segment reports from that customer. For purposes of this Statement, a group of entities known to a reporting enterprise to be under common control shall be considered a s a single customer, and the federal government, a state government, a local government (for example, a county or municipality), or a foreign government each shall be considered as a single customer.
          The Company’s footnote provides disclosure of the top four customers to which revenues of 10% or grater are attributable. The accompanying narrative further addresses the concentration of credit risk, providing the aggregate percentage of accounts receivable due from these customers.
10. We note from your disclosures here and on page 11 that the total costs associated with remediating environmental contamination may be material, although your accruals appear relatively small. In order for us to better understand the scope of this contingency, please provide us with a roll-forward of the accrual for each period presented.
          Set forth below is a roll-forward for each period presented of our environmental accrual:

Securities and Exchange Commission
September 17, 2007

11. Provide us with the range of reasonably possible loss in excess of the amounts accrued, in aggregate. If you are unable to make such an estimate, please tell us why. See paragraph 10 of SFAS 5.
          The range of reasonability of possible losses is $6.1 million to $9.8 million. The Company recorded the $6.1 million, therefore, the total possible loss in excess of the amounts accrued would have been $3.7 million. The $6.1 million represents the estimated reasonably expected cost to remediate identified issues. Environmental liability estimates are established using methodology in ASTM E 2137, Standard Guide for Estimating Monetary Costs and Liabilities for Environmental Matters. Of the four approaches discussed by ASTM for estimating costs and liabilities, the Company’s environmental engineering consultant used the range of values methodology.
12. In addition, tell us whether it is reasonably possible that excess losses at a particular site(s) could be material and if so, the range of such losses. If you are unable to make such an estimate, please tell us why.
          The Company has established financial reserves to fund the remediation of material environmental concerns at its sites. Environmental remediation liabilities are primarily identified through Company environmental audits, compliance audits, due diligence activities, or through a citing by a State or Federal government agency, such as the Environmental Protection Agency (EPA) or equivalent State Agency. It is fairly commonplace for such matters to take years to develop a technically sound evaluation or assessment of the purported environmental issue. The Company uses an external environmental engineering consulting firm to establish the reserves. That firm follows ASTM E 2137, Standard Guide for Estimating Monetary Costs and Liabilities

Securities and Exchange Commission
September 17, 2007

for Environmental Matters for the development of the estimates. The reserves are reviewed semi-annually and adjusted (raised, lowered or left as is) to reflect activities completed in association with the identified environmental concerns. The Company’s independent auditor, Deloitte & Touché, has also reviewed the Company’s environmental reserve estimates.
13. For each legal matter, please provide the disclosures required by paragraph 9 and 10 of SFAS 5, which should include whether any amounts have been accrued.
     The Company is involved in a securities litigation matter as well as litigation as a result of the Company’s joint venture partner in Metalsa, Grupo, S.A. de C.V. (“Proeza”) filing a lawsuit in Mexico against Tower Mexico, Metalsa, and certain of Tower Mexico’s directors, the details of which are included in the Annual Report on Form 10-K for the year ended December 31, 2006. At this time, there have been no accruals established and a range of possible outcomes cannot be reliably estimated at this time for the foregoing matters.
     After the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, the Company and the parties to the ERISA Litigation have reached an agreement to settle the ERISA Litigation, and a motion to dismiss the case on the basis of this settlement has been filed with the federal district court in New York.
14. Please confirm that the inclusion of your CEO and CFO’s title was not intended to limit the capacity in which such individual provided the certifications. Please remove the reference to the CEO and CFO’s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-B.
     The Company confirms the fact that the inclusion of the CEO and CFO’s title was not intended to limit the capacity in which such individual provided the certifications. Such titles will be omitted to the extent that the Company files Exhibit 31.1 and 31.2 in the future.

Securities and Exchange Commission
September 17, 2007

     We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (312) 861-2232.

Sincerely,
/s/ Dennis M. Myers, P.C.
Dennis M. Myers, P.C.

DMM/jkm
Enclosures
cc:	James A. Mallak Jeffrey J. Stegenga

Securities and Exchange Commission
September 17, 2007

Exhibit A

Cost Type		Caption in the Statement of Operations
1.	Employee severance and termination costs related to disposal, exit or consolidation activities, which has been accrued for	1.	Restructuring and asset impairment charges

2.	Impairment charges related to disposal, exit or consolidation activities, which has been accrued for	2.	Restructuring and asset impairment charges

3.	Costs associated with maintaining closed facilities prior to disposition, which has been accrued for	3.	Restructuring and asset impairment charges

4.	Impairment charges not related to specific disposal, exit or consolidation activities, which has been accrued for	4.	Restructuring and asset impairment charges

5.	Estimated damages associated with rejected contracts, which has been accrued for	5.	Chapter 11 and related reorganization items

6.	Gains or losses on disposal of previously impaired assets, which has been accrued for	6.	Restructuring and asset impairment charges

7.	Gains or losses on disposal of excess assets directly related to a disposal, exit or consolidation activities, which has been accrued	7.	Restructuring and asset impairment charges

8.	Gains or losses on disposal of assets in the ordinary course of business, which is expensed as incurred	8.	Cost of goods sold or selling, general and administrative expense

9.	Cost to relocate colleagues and equipment associated with disposal, exit or consolidation activities, which is accrued for	9.	Restructuring and asset impairment charges

10.	Cost to train employees related to disposal, exit or consolidation activities, which is expensed as incurred	10.	Cost of goods sold

11.	Cost to launch programs relocated as a result of disposal, exit or consolidation activities, which is expensed as incuured	11.	Cost of goods

Securities and Exchange Commission
September 17, 2007

Exhibit B